Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Dividend Rates on Cumulative Rate Reset Preferred Shares, Series D, and Cumulative Floating Rate Preferred Shares, Series E

OAKVILLE, Ontario, March 1, 2019 – Further to the news release of Algonquin Power & Utilities Corp. (TSX: AQN, AQN.PR.D) (NYSE: AQN) (“APUC” or the “Company”) dated February 26, 2019, APUC announced today the applicable dividend rates for its Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”) and Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”).

With respect to any Series D Preferred Shares that remain outstanding after April 1, 2019, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Company (the “Board”). The dividend rate for the 5-year period from and including March 31, 2019 to but excluding March 31, 2024 will be 5.091%, being equal to the 5-year Government of Canada bond yield determined as of today plus 3.28%, in accordance with the terms of the Series D Preferred Shares.

With respect to any Series E Preferred Shares that may be issued on April 1, 2019, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board. The dividend rate for the 3-month floating rate period from and including March 31, 2019 to but excluding June 30, 2019 will be 4.962%, being equal to the 3-month Government of Canada Treasury Bill yield determined as of today plus 3.28%, calculated on the basis of the actual number of days in such quarterly period divided by 365, in accordance with the terms of the Series E Preferred Shares.

Beneficial owners of Series D Preferred Shares who wish to exercise their conversion right should communicate with their broker or other nominee to ensure their instructions are followed so that the registered holder of the Series D Preferred Shares can meet the deadline to exercise such conversion right, which is 5:00 p.m. (EST) on March 15, 2019.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 768,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through ownership of or investments in long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity.  APUC delivers continuing growth through an expanding pipeline of renewable energy, electric transmission, and water infrastructure development projects with a global focus, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpower.com  and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “expected”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to, the declaration of quarterly dividends. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:

Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone:  (905) 465-4500